SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

United American Healthcare Corporation

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

90934C105

(CUSIP Number)

Eric M. Fogel, Esq. Lathrop & Gage LLP 100 N. Riverside Plaza Suite 2100 Chicago, IL 60606 (312) 920-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90934C105

1	Names of reporting persons JOHN M. FIFE
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 3,336,357 *
	9	Sole dispositive power
	10	Shared dispositive power 3,336,357 *
11	Aggregate amount beneficially owned by each reporting person 3,336,357 *
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 28.28% **
14	Type of reporting person (see instructions) IN

*	This consists of (i) 278,936 shares previously owned by reporting person St. George Investments, LLC, as disclosed in the Schedule 13D, Amendment No. 7 filed by the reporting persons on June 8, 2010, (ii) 1,988,862 shares deemed to be beneficially owned by St. George Investments, LLC under Rule 13d-3(d)(1)(i), because they are issuable upon exercise in full of the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011, and (iii) 1,068,559 shares owned by reporting person Chicago Venture Partners, L.P., as disclosed in the Schedule 13D, Amendment No. 8 filed by the reporting persons on August 30, 2010.
**	Based on 11,795,970 outstanding shares, which is the sum of (i) 9,807,108 shares outstanding on May 13, 2011, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011, plus (ii) 1,988,862 shares issuable upon exercise in full of the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011.

SCHEDULE 13D

CUSIP No. 90934C105

1	Names of reporting persons FIFE TRADING, INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 2,267,798 *
	9	Sole dispositive power
	10	Shared dispositive power 2,267,798 *
11	Aggregate amount beneficially owned by each reporting person 2,267,798 *
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.23% **
14	Type of reporting person (see instructions) CO

*	This consists of (i) 278,936 shares previously owned by reporting person St. George Investments, LLC, as disclosed in the Schedule 13D, Amendment No. 7 filed by the reporting persons on June 8, 2010, and (ii) 1,988,862 shares deemed to be beneficially owned by St. George Investments, LLC under Rule 13d-3(d)(1)(i), because they are issuable upon exercise in full of the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011. Fife Trading, Inc. is the Manager of St. George Investments, LLC.
**	Based on 11,795,970 outstanding shares, which is the sum of (i) 9,807,108 shares outstanding on May 13, 2011, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011, plus (ii) 1,988,862 shares issuable upon exercise in full of the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011.

SCHEDULE 13D

CUSIP No. 90934C105

1	Names of reporting persons ST. GEORGE INVESTMENTS, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person With	7	Sole voting power
	8	Shared voting power 2,267,798 *
	9	Sole dispositive power
	10	Shared dispositive power 2,267,798 *
11	Aggregate amount beneficially owned by each reporting person 2,267,798 *
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.23% **
14	Type of reporting person (see instructions) CO

*	This consists of (i) 278,936 shares previously owned by reporting person St. George Investments, LLC, as disclosed in the Schedule 13D, Amendment No. 7 filed by the reporting persons on June 8, 2010, and (ii) 1,988,862 shares deemed to be beneficially owned by St. George Investments, LLC under Rule 13d-3(d)(1)(i), because they are issuable upon exercise in full of the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011.
**	Based on 11,795,970 outstanding shares, which is the sum of (i) 9,807,108 shares outstanding on May 13, 2011, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011, plus (ii) 1,988,862 shares issuable upon exercise in full of the Convertible Promissory Note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011.

SCHEDULE 13D

CUSIP No. 90934C105

1	Names of reporting persons CHICAGO VENTURE PARTNERS, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person With	7	Sole voting power
	8	Shared voting power 1,068,559 *
	9	Sole dispositive power
	10	Shared dispositive power 1,068,559 *
11	Aggregate amount beneficially owned by each reporting person 1,068,559 *
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.90% **
14	Type of reporting person (see instructions) PN

*	This consists of 1,068,559 shares owned by reporting person Chicago Venture Partners, L.P., as disclosed in the Schedule 13D, Amendment No. 8 filed by the reporting persons on August 30, 2010.
**	Based on 9,807,108 shares outstanding on May 13, 2011, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011.

SCHEDULE 13D

CUSIP No. 90934C105

1	Names of reporting persons CHICAGO VENTURE MANAGEMENT, L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person With	7	Sole voting power
	8	Shared voting power 1,068,559 *
	9	Sole dispositive power
	10	Shared dispositive power 1,068,559 *
11	Aggregate amount beneficially owned by each reporting person 1,068,559 *
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.90% **
14	Type of reporting person (see instructions) CO

*	This consists of 1,068,559 shares owned by reporting person Chicago Venture Partners, L.P., as disclosed in the Schedule 13D, Amendment No. 8 filed by the reporting persons on August 30, 2010. Chicago Venture Management, L.L.C. is the General Partner of Chicago Venture Partners, L.P.
**	Based on 9,807,108 shares outstanding on May 13, 2011, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011.

SCHEDULE 13D

CUSIP No. 90934C105

1	Names of reporting persons CVM, INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person With	7	Sole voting power
	8	Shared voting power 1,068,559 *
	9	Sole dispositive power
	10	Shared dispositive power 1,068,559 *
11	Aggregate amount beneficially owned by each reporting person 1,068,559 *
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.90% **
14	Type of reporting person (see instructions) CO

*	This consists of 1,068,559 shares owned by reporting person Chicago Venture Partners, L.P., as disclosed in the Schedule 13D, Amendment No. 8 filed by the reporting persons on August 30, 2010. CVM, Inc. is the Manager of Chicago Venture Management, L.L.C., which is the General Partner of Chicago Venture Partners, L.P.
**	Based on 9,807,108 shares outstanding on May 13, 2011, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated as follows:

The Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 24, 2009 (the “Initial 13D”), by the Reporting Persons with respect to the Common Stock, par value $0.001 (the “Common Stock”), issued by United American Healthcare Corporation (the “Issuer”), as amended by Amendment No. 9 to the Initial 13D filed on or around November 16, 2010, Amendment No. 8 to the Initial 13D filed on or around August 30, 2010, Amendment No. 7 to the Initial 13D filed on or around June 8, 2010, Amendment No. 6 to the Initial 13D filed on or around March 22, 2010, Amendment No. 5 to the Initial 13D filed on or around February 24, 2010, Amendment No. 4 to the Initial 13D filed on or around February 8, 2010, Amendment No. 3 to the Initial 13D filed on or around January 22, 2010, Amendment No. 2 to the Initial 13D filed on or around January 11, 2010, and Amendment No. 1 to the Initial 13D filed on or around December 15, 2009, is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein, but not otherwise defined, shall have the meanings ascribed to such Items in the Initial 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

The source of the $400,000 loaned by reporting person St. George Investments, LLC, an Illinois limited liability company (“St. George”), to the Issuer in the transaction described in Item 4 is the available cash of St. George.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On May 18, 2011, reporting person St. George, loaned $400,000 to the Issuer on the terms set forth in that certain Convertible Promissory Note (the “Convertible Note”), in the principal amount of $400,000 and bearing interest at the annual rate of 10%, made by the Issuer in favor of St. George, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011. The purpose of St. George in making the loan was to provide financing to the Issuer to use for working capital purposes.

St. George may convert part or all of the principal amount of, and the accrued interest on, the Convertible Note into Common Stock at a conversion price of $0.20112 per share at any time or from time to time before August 17, 2012, or the date of an earlier sale of all or substantially all of the Issuer’s assets.

If St. George were to convert the principal amount of the Convertible Note in full, it would receive 1,988,862 shares of Common Stock, which constitutes approximately 16.86% of the 11,795,970 shares of Common Stock that would be outstanding after the conversion, based on the 9,807,108 shares of Common Stock outstanding as of May 13, 2011, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011. The 1,988,862 additional shares of Common Stock issuable to St. George upon conversion, together with the 278,936 shares of Common Stock currently owned by St. George, as disclosed in the Statement of Changes in Beneficial Ownership on Form 4 filed by St. George on June 8, 2010, would equal 2,267,798 shares of Common Stock, which constitutes approximately 19.23% of the 11,795,970 shares of Common Stock that would be outstanding after the conversion, based on the 9,807,108 shares of Common Stock outstanding as of May 13, 2011, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011.

Upon conversion, St. George would also receive additional shares of Common Stock for the conversion of any accrued interest on the Convertible Note at the date of conversion. If this conversion were to occur immediately before the Convertible Note matures (i.e., after all of the interest has accrued on the Convertible Note), the additional shares of Common Stock St. George would receive for accrued interest would be 249,016, which, together with the shares acquired on conversion of the principal, totals 2,237,878 and constitutes approximately 18.6% of the 12,044,986 shares of Common Stock that would be outstanding after the conversion, according to the Issuer’s Current Report on Form 8-K filed on May 18, 2011.

Pursuant to Rule 13d-3(d)(1)(i) promulgated by the SEC under the Securities Exchange Act of 1934, St. George is deemed to be the beneficial owner of the 1,988,862 shares of Common Stock issuable upon conversion of the principal amount of the Convertible Note, because St. George has the right to exercise such conversion and thereby to acquire beneficial ownership of such shares within sixty days after May 18, 2011. As a result of this material increase in St. George’s beneficial ownership of Common Stock, the reporting persons are required to file this Amendment No. 10 to the Initial 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) Reporting Person John M. Fife may be deemed to beneficially own 3,336,357 shares of Common Stock, representing approximately 28.28% of the 11,795,970 shares of Common Stock that would be outstanding upon the Issuer’s issuance of 1,988,862 shares of Common Stock if St. George were to convert the full principal amount of the Convertible Note, as described further in Item 4.

Each of Reporting Persons Fife Trading, Inc. and St. George may be deemed to beneficially own 2,267,798 shares of Common Stock, representing approximately 19.23% of the 11,795,970 shares of Common Stock that would be outstanding upon the Issuer’s issuance of 1,988,862 shares of Common Stock if St. George were to convert the full principal amount of the Convertible Note, as described further in Item 4.

Each of Reporting Persons Chicago Venture Partners, L.P., Chicago Venture Management, L.L.C. and CVM, Inc. may be deemed to beneficially own 1,068,559 shares of Common Stock, representing approximately 10.90% of the 9,807,108 shares of Common Stock that were outstanding on May 13, 2011, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011.

(b) Mr. Fife has shared voting power and shared dispositive power with regard to 3,336,357 shares of Common Stock. St. George and Fife Trading, Inc. have shared voting and shared dispositive power with regard to 2,267,798 shares of Common Stock. Chicago Venture Partners, L.P., Chicago Venture Management, L.L.C. and CVM, Inc. have shared voting power and shared dispositive power with regard to 1,068,559 shares of Common Stock.

(c) The only transaction with respect to shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons is the acquisition of the Convertible Note by St. George, as described further in Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

Item 6 is hereby amended to add the following:

St. George entered into the Convertible Note, which is described in Item 4 and attached hereto as Exhibit 1.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

1. Convertible Promissory Note made by United American Healthcare Corporation in favor of St. George Investments, LLC, dated May 18, 2011.

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 25, 2011

/s/ John M. Fife
Name: John M. Fife

Fife Trading, Inc. an Illinois corporation

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

St. George Investments, LLC, an Illinois limited liability company

By:	Fife Trading, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

Chicago Venture Partners, L.P., an Illinois limited partnership

By:	Chicago Venture Management, L.L.C. a Delaware limited liability company, its general partner

By:	CVM, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

Chicago Venture Management, L.L.C. a Delaware limited liability company

By:	CVM, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

CVM, Inc. an Illinois corporation

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

ANNEX 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of United American Healthcare Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 25th day of May, 2011.

/s/ John M. Fife
Name: John M. Fife

Fife Trading, Inc. an Illinois corporation

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

St. George Investments, LLC, an Illinois limited liability company

By:	Fife Trading, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

Chicago Venture Partners, L.P., an Illinois limited partnership

By:	Chicago Venture Management, L.L.C. a Delaware limited liability company, its general partner

By:	CVM, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

Chicago Venture Management, L.L.C. a Delaware limited liability company

By:	CVM, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

CVM, Inc. an Illinois corporation

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

EXHIBIT 1

NEITHER THIS CONVERTIBLE PROMISSORY NOTE NOR ANY OF THE SECURITIES ISSUABLE HEREUNDER HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES, OR DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT OR UNLESS SOLD IN FULL COMPLIANCE WITH RULE 144 UNDER THE ACT.

UNITED AMERICAN HEALTHCARE CORPORATION

CONVERTIBLE PROMISSORY NOTE

$400,000	May 18, 2011

United American Healthcare Corporation, a Michigan corporation (the “Company”), for value received, hereby promises to pay to St. George Investments, LLC, an Illinois limited liability company, or its assignee (the “Holder”), the principal amount of Four-Hundred Thousand Dollars Exactly ($400,000.00) (such amount is referred to herein as the “Principal Amount”), together with simple interest on the unpaid amount thereof at ten percent (10.0%) per annum, computed on the basis of a 365-day year for the actual number of days elapsed from the date hereof until paid or converted in accordance with the terms hereof.

1. Convertible Promissory Note (this “Note”)

1.1 Payment. Subject to the provisions of Section 2 regarding conversion of this Note, the Principal Amount plus all accrued but unpaid interest thereon shall become due and payable on the date (the “Due Date”) that is the earlier of (a) August 17, 2012, or (b) the date of the sale of all or substantially all of the assets of the Company (e.g., the Company’s membership units of Pulse Systems, LLC, or the sale of all or substantially all of the assets of Pulse Systems, LLC) or the entry by the Company or Pulse Systems, LLC into an agreement for such sale. The Company is not required to make any payments on this Note prior to the Due Date. For purposes of this Note, a “business day” shall mean any day which is not a Saturday, Sunday, or a day on which commercial banks in Chicago, Illinois are required or permitted by law to be closed.

1.2 Payment. Payment of this Note shall be made by the Company to the Holder in U.S. Dollars in immediately available funds at the address of the Holder as set forth in the Company’s records or as otherwise directed by the Holder.

1.3 Application of Payments. Payments on this Note shall be applied first to accrued interest, and thereafter to the outstanding principal balance hereof. Any and all payments by the Company to the Holder hereunder shall be made free and clear of, and without deducting or withholding for, any taxes, levies, assessments, imposes, duties, fees or similar charges, except where the Company is required by law to make such deduction or withholding.

1.4 Prepayment. This Note may be prepaid in full or in part, without penalty, at any time prior to the Due Date or conversion by the Holder pursuant to Section 2.

1.5 Waiver of Presentment. The Company waives presentment for payment, demand, protest and notice of protest for nonpayment of this Note, and consents to any extension or postponement of the time of payment or any other indulgence.

2. Conversion. At any time and from time to time prior to the Due Date or the earlier repayment in full of the Principal Amount and all accrued but unpaid interest thereon to the Holder, the Holder may, in its sole discretion, convert all or part of the Principal Amount and the accrued but unpaid interest thereon into newly issued shares of the common stock of the Company (the “Common Stock”). The conversion price is $0.201120 per share of the Common Stock, which conversion price is based on eighty percent (80%) of the volume-weighted average price (“VWAP”) of the Common Stock for the period of twenty (20) trading days immediately preceding May 13, 2011, which is the date on which the Company’s Board of Directors adopted resolutions approving the terms of this Note and the transactions contemplated hereby.

3. Events of Default. The Holder may declare the entire amount of the Principal Amount and all accrued but unpaid interest thereon immediately due and payable, effective upon written notice to the Company, if any of the following events occurs (each, an “Event of Default”):

(a) The Company defaults in the payment of this Note, interest or principal, when due;

(b) The Company:

(i) Commences any proceeding or any other action relating to it in bankruptcy or seek reorganization, arrangement, readjustment of its debts, dissolution, liquidation, winding-up, composition or any other relief under the United States Bankruptcy Act, as amended, or under any other insolvency, reorganization, liquidation, dissolution, arrangement, composition, readjustment of debt or any other similar act or law, of any jurisdiction, domestic or foreign, now or hereafter existing;

(ii) Admits its inability to pay its debts as they mature in any petition or pleading in connection with any such proceeding;

(iii) Applies for, or consents to or acquiesces in, an appointment of a receiver, conservator, trustee or similar officer for it or for all or substantially all of its assets and properties;

(iv) Makes a general assignment for the benefit of creditors; or

(v) Admits in writing its inability to pay its debts as they mature; or

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(c) Any proceeding is commenced or any other action is taken against the Company in bankruptcy or seeking reorganization, arrangement, readjustment of its debts, dissolution, liquidation, winding-up, composition or any other relief under the United States Bankruptcy Act, as amended, or under any other insolvency, reorganization, liquidation, dissolution, arrangement, composition, readjustment of debt or any other similar act or law, of any jurisdiction, domestic or foreign, now or hereafter existing; or a receiver, conservator, trustee or similar officer for the Company or for all or substantially all of its assets and properties is appointed; and in each such case, such event continues for ninety (90) days undismissed, unbonded and non-discharged; or

(d) The Company materially breaches any agreement which the Company has entered with the Holder.

Upon an Event of Default, during any period in which the Holder declines to declare the entire amount of the Principal Amount of this Note immediately due and payable, additional interest on this Note will accrue at the annual rate of fifteen percent (15%) until the outstanding principal and interest on this Note, including the Principal Amount, all accrued but unpaid interest thereon and such additional interest, is paid in full or until this Note is converted pursuant to Section 2.

4. Miscellaneous.

4.1 Transfer of Note, Etc. This Note is transferable and assignable by the Holder, subject to the requirement that any such assignment or transfer be, in the reasonable opinion of the counsel of the Holder, in full compliance with applicable state and federal securities laws; provided that no such opinion of counsel shall be necessary for a transfer by the Holder to an affiliated entity or to a stockholder, member or partner of the Holder, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the original Holder hereof. All covenants, agreements and undertakings in this Note by or on behalf of any of the parties shall bind and inure to the benefit of the respective successors and assigns of the parties whether so expressed or not.

4.2 Attorneys’ Fees. In the event of any dispute between the parties hereto in connection with this Note, the prevailing party shall be entitled to recover from the losing party all of its costs and expenses, including, without limitation, court costs and reasonable attorneys’ fees.

4.3 Amendments and Waivers. The right to the payment of the Principal Amount and all accrued but unpaid interest thereon, and any provision of this Note, may be amended or waived only with the written consent of the Holder, which consent may be withheld for any reason. Any amendment effected in accordance with this Section 4.3 shall be binding upon any Holder of this Note (and of any securities into which this Note is convertible), each future holder of all such securities, and the Company, even if such Holder of this Note or such future holder has not executed such amendment.

4.4 Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision shall be excluded from this Note and the balance of the Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

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4.5 Governing Law. This Note shall be governed by and construed and enforced in accordance with the laws of the State of Illinois, without giving effect to its conflicts of laws principles.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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Date: May 18, 2011

UNITED AMERICAN HEALTHCARE CORPORATION, a Michigan corporation

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Chief Financial Officer

ACKNOWLEDGED AND AGREED:

ST. GEORGE INVESTMENTS, LLC,
an Illinois limited liability company

By:	Fife Trading, Inc., an Illinois corporation, its Manager

	By:	/s/ John M. Fife
	Name:	John M. Fife
	Title:	President

[SIGNATURE PAGE TO CONVERTIBLE PROMISSORY NOTE]

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